HYDROGENICS
Advanced Hydrogen Solutions

Third Quarter 2011 Results







Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update

- Third quarter 2011 highlights:
  - Order backlog grew 28% to $24.8 million at September 30, 2011.
  - Secured $12.8 million of orders for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, an increase of 117% over the previous year.
  - Ended the quarter with cash resources of $9.2 million, a $1.8 million decrease from June 30, 2011.
  - EBITDA loss excluding non-cash stock based compensation, decreased 9% or $0.2 million.
  - Signed loan agreement to realize up to CA$6.0 million to advance commercialization of products for telecommunications, vehicles and utility-scale energy storage markets and scale up operations for future growth.





Growth Story

- Utility energy storage segment continues to progress with multiple projects in various locations on multiple applications.
- Recent win with German wind farm is one of many projects such applications.
- All product development for CommScope complete. Now in final product integration and sales cycle with CommScope taking the lead. Progressing as expected.
- New compact power module design a hit with integrators
- Industrial electrolysis sales exhibiting very good strength, strong funnel and bookings







Revenues

Three months ended September 30


Revenues
$M
6
5
4
3
2
1
0
5.6
12%
4.9
2010
2011
Power Systems
OnSite Generation


Revenues By Business Unit
$M
5
4
3
2
1
0
4.9
4.2
0.7
0.7
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $4.9 million, a decrease of 12%, primarily attributed to the timing of project deliveries in the Corporation's OnSite Generation business unit.

Revenues

Nine months ended September 30


Revenues
$M
18
16
14
12
10
8
6
4
2
0
15.1
7%
16.2
2010
2011
Power Systems
OnSite Generation


Revenues By Business Unit
$M
14
12
10
8
6
4
2
0
11.8
12.7
3.3
3.5
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $16.2 million, an increase of 7%, primarily attributed to increased order bookings in the Corporation's OnSite Generation business unit.

Gross Profit

Three months ended September 30


Gross Profit
%
30
20
10
0
-10
25.8
17.9
7.9 Percentage Points
2010
2011
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
50
40
30
20
10
0
-10
-20
22.9
22.5
44.5
(9.5)
OnSite Generation
Power Sytems
2010
2011

Notes

Gross profit was 17.9% a decrease of 7.9 percentage points, resulting from additional costs incurred on two custom product development contracts and lower overhead absorption.

HYDROGENICS
Advanced Hydrogen Solutions

Gross Profit

Nine months ended September 30



Gross Profit
%
30
20
10
0
22.9
1.8
Percentage
Points
21.1
2010
2011
Power Systems
OnSite
Generation



Gross Profit By Business Unit
%
40
30
20
10
0
17.9
20.5
39.0
23.0
2010
2011
OnSite Generation
Power Sytems

Notes

Gross profit was 21.1%, a decrease of 1.8 percentage points primarily resulting from lower gross margins in the Corporation's Power Systems business unit as a result of additional costs incurred on two custom product development contracts.

Cash Operating Costs

Three months ended September 30


$M
5
4
3
2
1
0
3.2
10%
2.9
1.1
2.1
0.9
2.0
2010
2011
R&D
SG&A

Notes

- Cash operating costs were $2.9 million, a decrease of 10%. Cash operating costs reflect: (i) a $0.1 million decrease as a result of cost reduction initiatives; and (iii) a $0.2 million decrease in net research and product development costs.
- Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations.

HYDROGENICS
Advanced Hydrogen Solutions

Cash Operating Costs

Nine months ended September 30



$M
9%
9.9
9.1
10
8
6
4
2
0
2.5
7.5
3.2
5.9
2010
2011
R&D
SG&A

Notes

- Cash operating costs were $9.1 million, a decrease of 9% reflecting: (i) a $0.7 million increase in net research and product development expenses; and (ii) a $1.6 million decrease in expenses as a result of cost reduction initiatives.

Q3 Results (in $ millions)

	Three months ended September 30		Change	
	2011	2010	$	%
Revenues	$ 4.9	$ 5.6	(0.7)	(13%)
Gross Profit	0.9	1.4	(0.5)	(36%)
Percentage of revenues	*18.4*	*25.0*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	1.9	2.3	(0.4)	(17%)
Research and product development	0.9	1.1	(0.2)	(18%)
EBITDA	$ (1.9)	$ (2.0)	0.1	5%

Notes

- EBITDA is defined as net loss excluding financial income, net, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss.

YTD Results (in $ millions)

	Nine months ended September 30				Change	
	2011		2010		$	%
Revenues	$	16.2	$	15.1	1.1	7%
Gross Profit		3.4		3.5	(0.1)	(3%)
Percentage of revenues		*21.0*		*22.9*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		7.1		7.6	(0.5)	(7%)
Research and product development		3.2		2.5	0.7	28%
Other losses (gains)		0.1		-	0.1	100%
Litigation settlements		-		(0.4)	(0.4)	(100%)
EBITDA	$	(7.0)	$	(6.2)	(0.8)	(13%)

Notes

- EBITDA is defined as net loss excluding financial income, net, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss.

Order Backlog

As at September 30, 2011

($M)

	Jun. 30/11 Backlog	Orders Received	Orders Delivered	Sept. 30/11 Backlog
OnSite Generation	$ 15.3	$ 12.1	$ 4.2	$ 23.2
Power Systems	1.6	0.7	0.7	1.6
Total	$ 16.9	$ 12.8	$ 4.9	$ 24.8

Consolidated Balance Sheet Highlights

($M)

	Sept. 30, 2011	Dec. 31, 2010	Change $	Change %
Cash and cash equivalents, and restricted cash	$ 9.2	$ 9.0	0.2	2.2
Trade, other and grants receivable	4.7	6.2	(1.5)	(24.2)
Inventories	8.8	8.4	0.4	4.8
Trade and other payables	8.2	6.6	1.6	24.2
Warrants	2.0	1.3	0.7	53.8

Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Cash operating costs	$ 2.9	$ 9.1
Less: Gross profit	(0.9)	(3.4)
Add: Stock-based compensation	0.1	0.6
Add: Deferred compensation plans indexed to share price	(0.2)	0.6
Add: Other losses (gains)	-	0.1
Add: Amortization and depreciation	0.3	0.7
Loss from operations	$ 2.2	$ 7.7

Reconciliation of Non-IFRS Measures EBITDA

($M)

	Three months ended September 30, 2011		Nine months ended September 30, 2011	
EBITDA loss	$	1.9	$	7.0
Add: Amortization and depreciation		0.3		0.7
Add: Finance (income) loss, net		(0.4)		0.9
Net loss	**$**	**1.8**	**$**	**8.6**

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